(LOGO) NEW CENTURY MORTGAGE CORPORATION

18400 VON KARMAN, SUITE 1000, IRVlNE, CA 92612 (949) 440-7030 FAX (949) 440-7033



Report of Management on Compliance with Minimum Servicing Standards

As of and for the year ended December 31, 1999, New Century Mortgage Corporation has complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, New Century Mortgage Corporation had in effect fidelity bond coverage in the amount of $2,200,000.00 and mortgage contingent liability protection coverage in the amount of $2,200,000.00.



Steven G. Holder
Cheif Executive Officer